FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2012

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a report by Registrant dated August 8, 2012, announcing that Argentina's Servicio Satelital S.A. has chosen Gilat's SkyEdge II Hub and broadband satellite platform to upgrade its existing network and provide additional support to hundreds of existing and new sites with broadband Internet and data connectivity.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 8, 2012	By:	/s/ Alon Levy
Alon Levy
General Counsel

Argentina’s Servicio Satelital Upgrades its Network with Gilat's
SkyEdge II Hub and Broadband Satellite Platform

- Equipped with improved performance and higher efficiency, the advanced platform will provide Internet and data connectivity to hundreds of existing and new sites nationwide -

Petah Tikva, Israel, 8 August, 2012 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced that Argentina's Servicio Satelital S.A. has chosen Gilat's SkyEdge II Hub and broadband satellite platform to upgrade its existing network and provide additional support to hundreds of existing and new sites with broadband Internet and data connectivity.

Leveraging SkyEdge II platform's higher performance and advanced satellite-bandwidth utilization capabilities, the upgraded network will allow Servicio Satelital to benefit from improved efficiencies and service delivery, enhancing their service offering to customers nationwide. The IP-based network will also be used to provide communication services for telecommunication operators and ISPs that require satellite connectivity in the region.

The agreement represents Servicio Satelital's second deployment of a Gilat SkyEdge II network in Argentina, which currently supports over 3,500 sites nationwide.

"Over the years, Gilat has proven to be an excellent technology partner and its SkyEdge platform has been ideally suited to support our service offering as the demand for satellite-based services continues to grow in the market," said Eduardo Lema, Operations Manager at Servicio Satelital. “Deploying Gilat's advanced SkyEdge II platform, will allow us to increase our business and offer our customers a comprehensive array of broadband connectivity services, particularly those suited for corporate needs."

“Servicio Satelital is Argentina's largest provider of satellite-based broadband services and we are excited about the opportunity to partner with them again as they  improve and expand their service offering," said Russell Ribeiro, Gilat Regional Vice President, Latin America. "Supported by the SkyEdge II platform's highly efficient use of satellite links and multi-service capabilities, the company is now able to offer customers an even broader suite of reliable, high performance satellite-based services."

SkyEdge II is a multi-service platform enabling the delivery of high-quality voice, broadband data and video services for diverse environments including enterprises, rural networks, cellular backhaul and government network applications. SkyEdge II is a standards-based system using DVB-S2 and DVB-RCS. With better efficiencies and full adaptivity for both the inbound and outbound channels, it provides higher performance that serves the growing requirements of a range of end-users. Gilat's diverse portfolio of SkyEdge II VSATs are all supported by a unified platform, offering service providers the most suitable product for their application needs as well as the flexibility to evolve their networks.

About Servicio Satelital
Founded in 1998, Servicio Satelital is Argentina's largest provider of satellite-based broadband communications services. The Company is based in Buenos Aires and operates a network operations center and teleport in Benavidez to ensure nationwide, 24x7 customer support. For more information, please visit www.satelital.com.ar

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in the United States, Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com
.
Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
David Leichner
Gilat Satellite Networks
+1 516 478 9697
davidle@gilat.com